UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For March 2017	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada T2G 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Exhibits to this report, filed on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement under the Securities Act of 1933 on Form F-10 (File No. 333-209490).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Sherry A. Wendt
	Name:	Sherry A. Wendt
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Consent of PricewaterhouseCoopers LLP

99.2	Consent of Ernst & Young LLP

99.3	Consent of GLJ Petroleum Consultants Ltd.

99.4	Consent of McDaniel & Associates Consultants Ltd.

99.5	Consent of Blake, Cassels & Graydon LLP

99.6	Consent of Norton Rose Fulbright Canada LLP